Exhibit 99.1

Alert: Global Mofy Financial Results Webcast and Presentation Now Available

Beijing, July 24, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, announced replay availability of the Company’s financial results webcast and management presentation for the six months ended March 31, 2024 on https://edge.media-server.com/mmc/p/3t6xp7iz (available for 12 months starting July 23, 2024) and its investor relations website at https://ir.globalmofy.cn/ .

Global Mofy Metaverse reported record results before the Nasdaq opened yesterday, with revenue, gross margin, and EPS all surging on a year-over-year basis to new company records.

Financial highlights covered on the webcast and management presentation for the six months ended March 31, 2024 include:

●	Revenue achieved a record of $19.9 million, up 55.3% YoY from $12.8 Million

●	Gross Profit Increased by 135.1% YoY to $11.8 Million from $5.0 Million

●	Gross Margin Expanded to 59.3% from 39.2% in the year ago period

●	EPS Surged by 1537.9% to $0.37 from $0.02 in the year ago period

Select operational and strategic highlights for the six months ended March 31, 2024 include:

●	Strategic Transformation: Global Mofy has undergone a significant strategic transformation to embrace the changing market and rising innovation and involvement of AI technology. This initiative aims to position the Company as an AI-driven technology solutions provider, focusing on integrating AI technologies across our operations. Key initiatives include the development of new AI tools and platforms, such as our generative AI platform Gausspeed, developed in collaboration with NVIDIA Omniverse. These advancements have significantly enhanced the company’s content creation efficiency and reduced production costs, while also helping the broader digital content industry by improving overall productivity and reducing costs.

●	Global Market Expansion: The Company has expanded its global footprint with offices established in Beijing, Zhejiang, and now in California, United States, along with the establishment of its North American subsidiary, GMM DISCOVERY LLC. This strategic expansion enhances the ability to serve a diverse client base and explore new market opportunities, solidifying its aim to become a global leader in virtual content production and 3D digital asset development.

●	Establishment of $69 Million Fund: The Company successfully entered a letter of intent (“LOI”) with strategic partners to launch a $69 million fund to foster growth opportunities in the AI, digital economy, and entertainment sectors. This fund aims to support acquisitions and investments in Global Mofy’s upstream and downstream companies, enhancing market competitiveness and driving its mission, value, and innovation across the industry.

Haogang Yang, founder and CEO of Global Mofy, noted, “The digital revolution is transforming industries worldwide, and Global Mofy is at the forefront, partnering with leading technology firms to transform traditional content creation into an AI-powered, efficient, and innovative process. Given our outstanding financial results for the first half of 2024, we are more confident than ever in our decision to pursue an aggressive strategic transformation towards AI-driven solutions. Additionally, the recent establishment of our North American subsidiary, GMM DISCOVERY, marks a significant step for our company towards globalization and expanding our market reach. With our commitment to excellence and a clear vision for the future, we are poised for sustained growth and success in the evolving digital content industry, ensuring meaningful value to our shareholders in the future.”

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com